News Release
B2Gold Corp. Reports Record 2016 Gold Production;
Fekola project mine construction ahead of schedule & now on target for an October 2017 production start

Vancouver, February 5, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce fourth quarter and full-year 2016 gold production and revenue as well as production and cash cost guidance for 2017. All dollar figures are in United States dollars unless otherwise indicated.

2016 Fourth Quarter Highlights

  Consolidated gold production of 140,651 ounces, 7% (or 9,182 ounces) greater than the same period in 2015
  Gold revenue of $181.2 million on record sales of 151,524 ounces at an average price of $1,196 per ounce, an increase in revenue of 30% (or $42.2 million) over the same period in 2015
  Fekola project mine construction is ahead of schedule for an October 2017 production start and remains on budget

2016 Full-Year Highlights

  Record annual consolidated gold production of 550,423 ounces of gold, achieving revised production guidance (of 535,000 to 575,000 ounces) and surpassing initial guidance (of 510,000 to 550,000 ounces)
  Masbate Mine achieved record annual gold production of 206,224 ounces, 17% (or 30,421 ounces) higher than 2015
  Otjikoto Mine achieved record annual gold production of 166,285 ounces, 14% (or 20,562 ounces) higher than 2015
  Record annual consolidated gold revenue of $683.3 million on record sales of 548,281 ounces at an average price of $1,246 per ounce
  Full-year consolidated cash operating costs are expected to be near the low end of the reduced cost guidance range of between $500 and $535 per ounce (initial guidance range was between $560 and $595 per ounce)
  Full-year AISC are expected to be near the low end of the reduced guidance range of between $780 and $810 per ounce (initial guidance range was between $895 and $925 per ounce)
  Signed a Euro 71.4 million Equipment Facility with Caterpillar Financial SARL for the Fekola project (funding subject to satisfaction of conditions precedent)
  Additional positive exploration drill results reported for the Company’s Mali and Burkina Faso greenfield targets
  2017 outlook provides for forecast annual consolidated gold production of between 545,000 and 595,000 ounces, forecast cash operating costs of between $610 and $650 per ounce and forecast AISC of between $940 and $970 per ounce (including expected Fekola pre-commercial production of between 45,000 and 55,000 ounces)

  2018 outlook provides for very strong production growth, with the planned first full- year of production from the Fekola project, consolidated annual gold production is expected to increase significantly and be between 900,000 and 950,000 ounces with cash operating costs and AISC expected to approximate the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC)

2016 Operating Results

B2Gold achieved another record year of consolidated gold production in 2016 (for the eighth straight year) producing 550,423 ounces of gold, near the mid-point of its revised production guidance range (of 535,000 to 575,000 ounces) and surpassing its initial guidance range (of 510,000 to 550,000 ounces). Gold production for the year also increased by 12% (or 57,158 ounces) over 2015. The record performance in 2016 reflects the record performances from the Company’s Masbate and Otjikoto mines, both setting new annual production records in 2016. The Company’s La Libertad Mine also met its production guidance, with 2016 production near the high end of its production guidance range.

The Company’s 2016 year-end consolidated financial statements will be released on March 16, 2017. Details of the consolidated cash operating costs per ounce and all-in sustaining costs (“AISC”) per ounce will also be released at that time. However, the Company expects its full-year consolidated cash operating costs per ounce to be near the low end of its revised cost guidance range of between $500 and $535 per ounce (reduced from the original guidance range of $560 to $595 per ounce). Full-year consolidated AISC per ounce are also expected to be near the low end of its revised cost guidance range of between $780 and $810 per ounce (reduced from the original guidance range of $895 to $925 per ounce).

In the fourth quarter of 2016, consolidated gold production was 140,651 ounces, an increase of 7% (or 9,182 ounces) over the same period last year.

Mine-by-mine gold production in the fourth quarter and full-year 2016 was as follows:

Mine	Q4 2016 Production (ounces)	Full-year 2016 Production (ounces)	2016 Updated Guidance (ounces)	2016 Original Guidance (ounces)
Masbate	48,633	206,224	200,000 – 210,000	175,000 – 185,000
Otjikoto	46,846	166,285	160,000 – 170,000	160,000 – 170,000
La Libertad	35,165	132,431	125,000 – 135,000	125,000 – 135,000
El Limon	10,007	45,483	50,000 – 60,000	50,000 – 60,000

B2Gold Consolidated	140,651	550,423	535,000 – 575,000	510,000 – 550,000

The Masbate Mine in the Philippines achieved a very strong year in 2016, producing an annual record 206,224 ounces of gold, above the mid-point of its revised production guidance range (of 200,000 to 210,000 ounces) and significantly exceeding its initial guidance range (of 175,000 to 185,000 ounces). Gold production for the year also increased by 17% (or 30,421 ounces) over 2015. Masbate’s strong operational performance was driven by better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore tonnage from the Colorado pit. In addition, recoveries were positively impacted by the newly completed process plant upgrades (adding residence time and additional oxygen to the CIL circuit to achieve optimum leach performance). The Masbate Mine also continued its strong safety performance, completing 2016 without a “Lost-Time-Injury” and extending the number of days without a “Lost-Time-Injury” to 445 days.

In the fourth quarter of 2016, gold production at Masbate was 48,633 ounces, 13% (or 5,734 ounces) above budget and 1% (or 675 ounces) higher than the fourth quarter of 2015. Commencing in August 2016, Masbate’s mine plan was adjusted to optimize the mine’s development sequence/gold production through to 2017 and beyond. These adjustments included accelerated mining in the Main Vein Stage 1 pit, expanding the Colorado pit and commencing site preparations for later Main Vein stages. In addition, the lower grade (but higher recovery) Colorado pit ore was prioritized as mill feed ahead of the higher grade Main Vein ore, largely due to the higher than budgeted oxide ore content being sourced from the larger Colorado pit. The excess higher grade ore from Main Vein Stage 1 pit was stockpiled and is planned to be processed in 2017.

The Otjikoto Mine in Namibia also had a record year in 2016, producing an annual record 166,285 ounces of gold, above the mid-point of its production guidance range (of 160,000 to 170,000 ounces) and 14% (or 20,562 ounces) higher than 2015 (including 18,815 ounces of pre-commercial production from Otjikoto). Otjikoto’s 2016 production benefitted from higher throughput due to the successful completion of its mill expansion project in September 2015 (which increased plant capacity from 2.5 million tonnes per annum to 3.0 million tonnes per annum) and also due to overall process optimizations. In the fourth quarter of 2016, the Otjikoto Mine produced a quarterly record 46,846 ounces of gold, slightly above budget and 19% (or 7,472 ounces) higher than the fourth quarter of 2015.

For the full-year 2016, La Libertad Mine in Nicaragua produced 132,431 ounces of gold, near the high end of its production guidance range (of 125,000 to 135,000 ounces) and 11% (or 12,956 ounces) higher than 2015. Better grade and higher recoveries contributed to the successful production year. During the third quarter of 2016, La Libertad’s mine schedule was adjusted to mine additional high grade ore from the Jabali Central pit to offset permitting delays at the Jabali Antenna pit. The Jabali Antenna pit is now planned for production in the third quarter of 2017, pending completion of permitting and relocation activities. In the fourth quarter of 2016, gold production at La Libertad was 35,165 ounces, consistent with the fourth quarter of 2015.

For the full-year 2016, El Limon Mine in Nicaragua produced 45,483 ounces of gold, below its production guidance range (of 50,000 to 60,000 ounces) and 13% (or 6,781 ounces) lower compared to 2015. In the fourth quarter of 2016, gold production at Limon was 10,007 ounces (Q4 2015 – 8,903 ounces). In 2016, Limon’s production was negatively affected by mine fleet availability limitations and water control issues which reduced ore flow from Santa Pancha. As a result, mill feed was supplemented with lower grade ore from surface stockpiles. To improve overall mine performance, the operations and maintenance areas have been reorganized and additional mining equipment has been purchased. The underground pumping system has also been overhauled and the dewatering wells are currently being improved.

2016 Gold Revenue

For the full-year 2016, consolidated gold revenue was a record $683.3 million on record sales of 548,281 ounces at an average price of $1,246 per ounce compared to $553.7 million (or $576.8 million including $23.1 million of pre-commercial sales from Otjikoto) on sales of 481,185 ounces (or 499,651 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,151 per ounce in 2015. The 23% (or $129.6 million) increase in annual gold revenue was mainly attributable to a 14% increase in gold sales volume and a 8% increase in the average realized gold price.

Consolidated gold revenue in the fourth quarter of 2016 was $181.2 million on record sales of 151,524 ounces at an average price of $1,196 per ounce compared to $139 million on sales of 127,482 ounces at an average price of $1,090 per ounce in the fourth quarter of 2015. The 30% (or $42.2 million) increase in gold revenue was mainly attributable to a 19% increase in gold sales volume and a 10% increase in the average realized gold price.

Production Outlook and Cost Guidance

For 2017, B2Gold is projecting another solid year with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Based on Fekola’s current mine construction progress, the Fekola project is ahead of schedule and is planning for an October 2017 production start. Looking forward to 2018, with the planned first full-year of production from the Fekola project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and be between 900,000 to 950,000 ounces. The Fekola project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecast longer term cash operating costs per ounce and AISC per ounce.

In 2017, consolidated cash operating costs (including the Fekola pre-commercial production period) are expected to be between $610 and $650 per ounce (2016 revised guidance range was between $500 and $535 per ounce). The expected increase reflects the impact of higher projected operating strip ratios at Masbate and Otjikoto, higher projected fuel prices, and lower production from Masbate.

Consolidated AISC (including the Fekola pre-commercial production period) are expected to be between $940 and $970 per ounce (2016 revised guidance range was $780 to $810 per ounce). The expected increase reflects higher anticipated cash operating costs per ounce as well as higher expected capitalized pre-stripping costs and other capital expenditures. In 2017, forecast sustaining capital expenditures are anomalously high as a result of Masbate’s planned fleet replacement and expansion (see “Masbate Mine - Philippines” section below) and higher average strip ratios at Otjikoto which are expected to decline in 2018 and 2019.

For 2018, with the planned first full-year of production from the Fekola project (based on current assumptions and updates to the Company’s long-term mine plans), the Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC).

Mine-by-mine 2017 ranges for forecast gold production, cash operating costs per ounce and AISC per ounce are as follows:

	2017 Forecast Gold Production (ounces)	2017 Forecast Cash Operating Costs ($ per ounce)	2017 Forecast AISC ($ per ounce)
Masbate	175,000 – 185,000	$690 - $730	$1,020 - $1,050
Otjikoto	165,000 – 175,000	$510 - $550	$855 - $885
La Libertad	110,000 – 120,000	$625 - $665	$785 - $815
El Limon	50,000 – 60,000	$655 - $695	$1,065 - $1,095
Subtotal	500,000 – 540,000	$615 - $655	$960 - $990
Fekola (pre-commercial)(1)	45,000 – 55,000	$580 - $620	$700 - $730

B2Gold Consolidated(2)	545,000 – 595,000	$610 - $650	$940 - $970

(1)

Fekola’s 2017 forecasts include estimated gold production and operating costs during the pre- commercial production period. For accounting purposes, Fekola’s revenue and cash operating costs during the pre-commercial production period will be capitalized to mineral property development costs. For 2018, with the planned first full-year of production from the Fekola project, Fekola’s gold production is expected to be approximately 375,000 to 400,000 ounces .

(2)

Consistent with prior years, 2017 consolidated gold production is not scheduled to be evenly distributed across the four quarters. Gold production in 2017 is anticipated to be weighted towards the second half of the year (57%) due to the anticipated start-up of Fekola in October 2017 combined with lower expected average strip ratios in the second-half. Cash operating costs per ounce and AISC per ounce are expected to be lower in the second -half of 2017 compared to the first-half, reflecting higher expected gold production, lower expected average strip ratios, and lower capital expenditures in the second-half.

Masbate Mine, Philippines

For the Masbate Mine, 2017 gold production is expected to be between 175,000 and 185,000 ounces. Masbate’s 2016 production had benefited from better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore from the Colorado pit.

Cash operating costs per ounce are expected to be between $690 and $730. The expected increase over 2016 is mainly attributable to lower forecast production and higher projected strip ratios at the new Main Vein Stage 3 pit and expanded Colorado pit, as well as higher projected prices for diesel fuel/heavy fuel oil.

AISC are expected to be between $1,020 and $1,050 per ounce. The expected increase over 2016 reflects higher anticipated cash operating costs per ounce, higher forecast capitalized pre-stripping costs and the planned mine fleet replacement and expansion. In the first-half of 2017, the Company has elected to replace a significant portion of Masbate’s mine fleet with new equipment purchases, rather than rebuilding major components over several years, to optimize its fleet performance and reduce both operating and capital costs in future years. In addition, to be able to meet the additional haulage requirements in 2017 to 2021, Masbate’s mine fleet is also planned to be expanded in 2017. Since the new fleet will commence utilization in 2017, all of the related purchase costs have been included in Masbate’s 2017 AISC (sustaining costs) even though the equipment will benefit Masbate operations in future years as well. Masbate’s mine equipment purchases are subsequently planned to decrease significantly over the next several years.

In 2017, the Masbate Mine is budgeted to process an average of 18,630 tonnes of ore per day for a total of 6.8 million tonnes of ore for the year. Gold grades processed are expected to average 1.13 g/t and gold recoveries are anticipated to average 71.4% . Mill feed is budgeted to consist of 78% transitional/fresh ore and 22% oxide ore. Mining activity is expected to focus on the continued development of the newly widened Colorado pit, development of Main Vein Stage 3 pit and continued operations in Main Vein Stage 2 pit. The Main Vein Stage 1 pit has now been completed.

Sustaining capital costs in 2017 at the Masbate Mine are budgeted to total $39.5 million, including $25.4 million for new mining equipment (consisting of $18 million for fleet replacement and $7.4 million to expand the mining fleet) and pre-stripping costs ($4.6 million) in Main Vein Stage 3 pit/Colorado pit. The Company expects approximately $20 million of the Masbate fleet replacement and expansion purchases to be lease financed. Non-sustaining capital costs are budgeted to total $18 million, primarily for the powerhouse generator ($7.7 million) for the Masbate tank project and land purchases ($7.2 million).

The Masbate exploration budget for 2017 is approximately $5 million including 27,000 meters of drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence area, totalling 16,000 metres of diamond drilling, and another 11,000 metres on regional targets. New targets such as Montana SE will be further tested. Drill results from the 2016 program in the Montana SE area contained up to 2.39 g/t gold over 22.2 metres true width in hole MONRC141 and 1.23 g/t gold over 17.3 metres true width in hole MONRC 139.

As previously reported by the Company on September 27, 2016, October 18, 2016 and in its MD&A for the period ended September 30, 2016, the Philippine Department of Environment and Natural Resources (the “DENR”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines and issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings as described in its previous disclosures. The Company provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised. As reported by the Company on February 2, 2017, the DENR has announced the results of its mining audit and the Masbate Mine is not among the mines announced to be suspended or closed. The Company will continue to work closely with the DENR to maintain compliance with regulations and continue to promote improved quality of life in the communities where it operates. The Company will continue to provide updates of its progress with the DENR. Operations remain uninterrupted at the mine and the projections and guidance for the Masbate Mine and the Company on a consolidated basis are provided on this basis.

Otjikoto Mine, Namibia

The Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold in 2017, compared to 166,285 ounces produced in 2016. Cash operating costs are expected to be between $510 and $550 per ounce. The expected cost increase over 2016 is mainly due to higher projected strip ratios at the new Otjikoto Phase 2 pit and Wolfshag Phase 1 pit. In addition, fuel prices are also projected to be higher than 2016. The average strip ratios at Otjikoto are expected to decrease in 2018 and 2019. AISC are expected to be between $855 and $885 per ounce in 2017, reflecting higher expected cash operating costs per ounce and capital expenditures.

The Otjikoto Mine is projected to process 3.3 million tonnes of ore in 2017, with an average grade of 1.59 g/t and recovery of 98%. Mill feed is expected to consist of high grade ore from the Otjikoto Phase 2 pit (35%) and Wolfshag Phase 1 pit (25%). High and medium grade stockpile ore is expected to account for the remainder of the mill feed (40%), as the Otjikoto Phase 2 pit is developed.

Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed in 2017. Ongoing studies are leading the Company to re-evaluate the open pit and underground interface.

For 2017, sustaining capital costs at the Otjikoto Mine are estimated to be $37.1 million, including $15 million for capitalized pre-stripping costs, $10.4 million for mine fleet additions, and $6 million for major equipment rebuilds. The Company expects $10 million of the Otjikoto mine fleet expansion purchases to be lease financed. To advance stripping at both the Otjikoto and Wolfshag pits the mining fleet will be increased by an additional 250-tonne excavator along with additional haul trucks and support equipment. Non-sustaining capital costs are budgeted to be $12.7 million which includes $8.5 million for phase one of the construction of a solar power plant. The solar power plant is expected to reduce fuel consumption and protect against rising oil prices.

The total exploration budget for Namibia in 2017 is $5.1 million mainly for 5,000 metres of diamond drilling on the Otjikoto licence area, and 12,000 metres of diamond drilling and 5,000 metres of RAB drilling on the Ondundu joint venture project. Drilling at Ondundu in 2016 has defined a distinct North South zone of mineralization with holes containing up to 3.10 g/t gold over 68.4 metres drilled in hole ON-16-092 and 2.58 g/t over 52.1 metres (true width approximately 50% of drilled width) drilled in hole ON-16-96. An additional 5,000 metres of diamond and RC drilling are committed to new targets in and around the Otjikoto area.

La Libertad Mine, Nicaragua

La Libertad Mine is expected to produce between 110,000 and 120,000 ounces of gold in 2017 (compared to 132,431 ounces produced in 2016) at cash operating costs of between $625 and $665 per ounce and AISC of between $785 and $815 per ounce.

La Libertad’s production forecast assumes that mining from the higher grade Jabali Antenna pit will now enter the production stream in the third quarter of 2017 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). However, as in 2016, La Libertad retains some flexibility in sourcing its ore while the Jabali Antena permitting and relocation activities are being completed. La Libertad’s cash operating costs per ounce are expected to remain in-line with 2016, as the decrease in planned production is expected to be offset by lower mining costs (as a result of less waste being moved at the Jabali Central pit).

In 2017, La Libertad is budgeted to process 2.3 million tonnes of ore at an average grade of 1.73 g/t with gold recoveries averaging 94%. Mill feed is expected to consist mainly of high grade ore from Jabali Central pit (37%), Mojon underground (8%), and Jabali Antenna pit (5%), which will be blended with lower grade spent ore (50%). Jabali West underground mine development is expected to commence in 2017, with production expected to commence in 2018.

Sustaining capital costs for La Libertad are planned to total $3.6 million, including Mojon underground mine development ($1.2 million). Non-sustaining capital costs are budgeted to total $23 million, including underground development/infrastructure at San Juan and Jabali West ($12 million) and land purchases/resettlement ($6.2 million).

La Libertad’s exploration budget for 2017 is approximately $6.7 million for a total of 15,000 metres of planned diamond drilling. The program is comprised of 7,000 metres of brownfields (near mine) drilling and 8,000 metres of drilling planned on several regional targets. Most of the drilling in 2017 will be detailed drilling related to underground mine planning.

El Limon Mine, Nicaragua

In 2017, El Limon is expected to produce between 50,000 and 60,000 ounces of gold (compared to 45,483 ounces produced in 2016) at cash operating costs of between $655 and $695 per ounce. AISC are expected to be between $1,065 and $1,095 per ounce.

El Limon Mine is budgeted to process 0.5 million tonnes of ore at an average grade of 3.58 g/t gold with gold recoveries averaging 93.5% . Approximately 10% of the process ore is expected to be sourced from the Mercedes open pit, with the remainder from underground operations at Santa Pancha 1 and Santa Pancha 2.

The Company plans to undertake sustaining capital expenditures at El Limon totaling $9.7 million in 2017, of which $5.9 million relates to underground development at Santa Pancha. Non-sustaining capital costs are budgeted to total $3.3 million, primarily for underground development/infrastructure at a new underground operation, Veta Nueva. Veta Nueva is not expected to produce ore until 2018.

The Limon exploration budget for 2017 is approximately $5 million for a total of 11,000 metres of planned diamond drilling focusing on extending the mine life. The program will focus on the Las Mercedes and Pozo Bono/Limon Central area. Drill holes from late 2016 contained up to 9.93 g/t gold over 15.5 metres (true width) in hole LIM16-4035 of Limon Central and 8.92 g/t gold over 14.9 metres (true width) in hole LIM16-4026 on Pozo Bono.

Development update

Fekola Development Project - Mali

The Company is pleased to announce that the Fekola project mine construction is ahead of schedule and is now on target for an October 2017 production start. In addition, the Fekola project remains on budget and expected to be completed on budget. The Fekola project is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and AISC per ounce.

In the fourth quarter of 2016, B2Gold’s construction team continued to develop the Fekola project in Mali. Significant activities during the quarter included:

  Overall the construction is approximately 60% complete;
  A total of 4,000,000 m3 of material has been moved at site;
  Construction of TSF and water embankments is 100% complete;
  Lining of the tailings facility commenced in December 2016;
  Installation of mechanical components is on- going with gyratory crusher, pebble crusher, conveyors, reclaim tunnel, leach and CIP tanks. Commencement of mill installation will start in January 2017;
  Goldroom and reagent storage area construction is well underway;
  Powerhouse construction remains on schedule for a June 2016 commencement of commissioning;
  Pit pre-stripping has commenced ahead of schedule and over 800,000 m3 of material has been removed to date;
  Grade control for the ore zones has commenced and the lab on site is under construction (expected to start up in Q2, 2017);
  Commissioning team has arrived at site and begun hiring and training the mill/lab operators;

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. According to the Feasibility Study, the current average annual gold production for the first seven years is estimated at approximately 350,000 ounces per year at an average operating cash cost of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at an average operating cash cost of $552 per ounce. The total pre-production capital costs are estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed. Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $41 million are not included in the total pre-production capital estimate.

On June 29, 2016, the Company announced an exploration update for its Fekola project. Based on the positive drill results to date (at both near surface and underground below the main Fekola pit) and exploration potential, the Company is expanding the throughput at the Fekola mine to 5 million tonnes per year. The optimized Feasibility Study and Environmental and Social Impact Study were both prepared to accommodate an uplift in throughput from 4 million tonnes per year to 5 million tonnes per year. The design factors built into the original design included 5 million tonnes per year assumptions for plant design, general infrastructure and tailings dam design and location. This means that the capacity for throughput of ore at the Fekola mine could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized Feasibility Study’s originally modelled 4 million tonnes per year, for relatively low additional capital cost. On August 2, 2016, the Company decided to proceed with the mill expansion and approved an $18 million expansion budget for additional items including a pebble crusher, one additional leach tank and an additional generator. With this additional capital investment, the Fekola mill expansion is expected to be completed in the fourth quarter of 2017 and commissioned in conjunction with the main plant commissioning.

A revised geological resource model was completed in the third quarter of 2016, followed by updates to the open pit mine designs and production plans in the fourth quarter of 2016, reflecting the mill capacity increase to 5 million tonnes per year. Based on the updated production plans, Fekola is projected to produce an average of 375,000 to 400,000 ounces per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). Mining rates will not materially change to supply the 5 million tonne per year plant, as the additional material will be diverted from planned stockpiles. The mining schedule has been adjusted to ensure sufficient feed for the October 2017 start date.

The Company has also approved a plan to relocate the village of Fadougou, located adjacent to the main Fekola pit. This decision was not made based on a requirement in the Construction Permit but on extensive stakeholder engagement with the local population. Relocation of the village will be completed in accordance with a Resettlement Action Plan (“RAP”) that was completed by an independent consultant in consultation with all stakeholders. The RAP has been submitted to the appropriate Malian authorities and the Company is currently in the process of acquiring the land necessary for relocation. It is anticipated that the relocation process will take 2 years to complete. Total estimated relocation costs are approximately $20 million to be incurred in 2016 and 2017.

The 2017 construction and development budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In addition, as a result of the Fekola mill expansion and October 2017 production start date, open pit pre-stripping and mine fleet purchases have been advanced by six months (and have now been included in the 2017 budget) to secure ore stockpiles, budgeted at approximately $25 million and $22 million, respectively. Post-construction and operational capital costs are budgeted at $11 million, including $4 million for aircraft purchases. The Company has signed a Euro 71.4 million Equipment Facility with Caterpillar Financial SARL for the Fekola project (funding subject to satisfaction of conditions precedent) which it expects to draw upon commencing in February 2017. The Fekola project remains on budget and expected to be completed on budget. In 2017, the Company will complete construction and commissioning of the Fekola project and begin the transition from construction to steady-state operations. Primary project areas will include the power house, processing mechanical and electrical installation, tailing storage facility lining, and pre-stripping in stage one of the Fekola open pit.

Anaconda Project - Mali

A conceptual engineering study is underway for the Anaconda Project. This work is being done by Lycopodium in their Brisbane office, and Fekola capital and operating cost information is being used as a basis for the cost estimates. A base case of 4 million tonnes per year will be developed, and then larger and smaller cases will be factored depending on the estimated mineral resource. Metallurgical test programs have been completed and will form the basis of the design criteria for the processing plant. Environmental and social baseline studies are underway and will continue throughout 2017. The development budget for the Anaconda Project is approximately $2.2 million for 2017.

Anaconda has the potential to be an extremely low cost operation due to shared infrastructure and services from the nearby Fekola Mine, soft “free digging” ore requiring no drilling and blasting, an unusually low strip ratio and very low milling requirements due to the large percentage of fines in the highly-weathered material. Preliminary in-house estimates indicate that Anaconda could potentially produce between 80,000 to 100,000 ounces per year.

Kiaka Development Project – Burkina Faso

Engineering evaluations were completed in 2016 to access the optimum throughput rate for the Kiaka Project. As part of that in-house study, both operating and capital costs were updated, with capital costs increasing and operating costs decreasing from the previous published study. Results indicated that higher throughput rates improve project results, and the optimum throughput rate was 10 million tonnes per year based on the cost assumptions used. The current plan is to update the mineral resource block model later this year, and then use that model as the basis for additional project evaluations, including an optimized feasibility study if economics indicate this is warranted. The 2017 development budget for Kiaka is approximately $2.7 million which includes funds for completing an optimized feasibility study in the second-half of the year.

Toega Project – Burkina Faso

Exploration drilling continued to expand ore zones at Toega during 2016. Drill results at Toega are up to 3.09 g/t gold over 84 metres (approximate true width) in NKDD014 and 1.61 g/t over 131 metres in NKDD017. The zone remains open and drilling is ongoing.

When mineral resource estimates become available, in-house evaluations will be completed to determine if Toega should be a stand-alone project, or a potential source of higher grade feed for Kiaka. Environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue through 2017. The 2017 development budget for Toega is approximately $0.9 million.

2017 Exploration Guidance

B2Gold has a 2017 exploration budget totalling $46 million. Approximately $22 million of the 2017 budget will be used to support brownfields exploration at the producing mines (which for accounting purposes will be capitalized and included in the mine’s sustaining and non-sustaining capital costs). In addition, a significant portion of the 2017 exploration budget will be used at all sites to drill several targets that exhibit potential based on surface mapping, geochemical sampling and drilling completed in 2016. West Africa will be a primary focus of 2017 exploration expenditures as will Nicaragua.

In 2017, approximately $20 million will be spent on exploration in Mali, Burkina Faso and Ghana. Exploration on the licences in Mali will total $11.6 million focusing on 15 targets close to the Fekola deposit. The 2017 budget for West Africa envisions completing 16,500 metres of diamond drilling, 41,000 metres of RC drilling, 22,000 metres of air-core drilling and 8,500 metres of auger drilling.

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations and development matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration matters contained in this news release.

Fourth Quarter and Year End 2016 Financial Results - Conference Call Details

B2Gold Corp. will release its fourth quarter and year end 2016 results before the North American markets open on March 16, 2017.

B2Gold executives will host a conference call to discuss the results on Thursday March 16, 2017 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-406-0743 or toll free at 800-806-5484 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=175618. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (pass code: 7435166).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events, estimated future performance, revenue estimates and guidance, production estimates and guidance, anticipated operating, production and capital costs and expenditures, future demand for and prices of commodities and currencies; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including the projections included in existing technical reports, economic assessments, feasibility studies and geological models and the completion of new studies including the new life of mine plan for the Otjikoto Pit and studies relating to the Anaconda, Kiaka and Toega projects; the potential for expansion of mineral resources and reserves; the potential for expansion of production capacity, including the expansion of gold production, the potential construction and production from the Fekola gold project and Fekola being a low-cost producer, enabling the Company to reduce its longer term cash operating costs per ounce and AISC per ounce; construction of the Fekola project being ahead of schedule and on target for production commencing in October 2017; completion of the Fekola mill expansion in Q4 2017, the estimated capital expenditures required to do so, and the related potential increase in projected annual production; the projections and estimates contained in the Feasibility Study and the Company’s updated geological resource model and production plans for Fekola; completion of permitting and the relocation of Fadougou according to the RAP; the modified mine plan for Masbate resulting in strong gold production and optimized production in 2017 and beyond; continued development of the Colorado pit, development of the Main Vein Stage 3 pit and continued operations at the Main Vein Stage 1 pit at Masbate; the completion of the plant upgrades at Masbate and the upgrades improving gold recoveries and sustaining throughput; the expected resolution of the issues raised in the DENR audit report, the final outcome of the DENR audit in relation to the Masbate Mine and operations continuing uninterrupted at Masbate; completion of permitting and relocation activities and the planned production at the Jabali Antenna pit at La Libertad in Q3 2017; underground development at Santa Pancha at El Limon; underground development and infrastructure at Veta Nueva at El Limon and expected production in 2018; development of the Wolfshag zone and underground studies of Wolfshag; completion of studies at Otjikoto and including Wolfshag in 2017; construction of a solar power plant; completion of an optimized feasibility study for Kiaka in the second half of 2017; Toega becoming a stand-alone project or a potential source of higher-grade feed for Kiaka; the potential to identify mineral resources at Anaconda and Toega; the potential for developing a mining operation at Anaconda and the potential attributes of such an operation; funding under the Euro 71.4 million Equipment Facility with Caterpillar Financial SARL; expected ore sources, ratios and grades; expected processing of stockpiles; expected strip ratios, fuel prices, pre-stripping costs and capital expenditures and budgets, including the replacement of a significant portion of the Masbate fleet in the first half of 2017 and the expansion of the Masbate fleet; $30 million of the Masbate and Otjikoto mine fleet replacement and expansion being lease financed; West Africa and Nicaragua being a primary focus of exploration expenditures in 2017; the forecast that gold production will be weighted to the second half of 2017; the adequacy of capital for continued operations; and preliminary year-end financial disclosures that are subject to finalization. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including the uncertainty of estimates regarding the costs of construction and the timing and amount of production; the audit by the DENR in relation to the Masbate mine and the final outcome thereof; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; availability of financing and financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for its activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for B2Gold’s operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. Under U.S. standards, companies are not normally permitted to disclose mineralization that does not constitute “reserves” in filings with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit companies to disclose mineral resources in their filings with the SEC. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category, including SEC defined mineral reserves. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. For the above reasons, information contained in this news release that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” or “AISC”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures.